EXHIBIT (a)(1)(G)

FOR IMMEDIATE RELEASE

Contact: Winnie Lerner/Tom Johnson

Abernathy MacGregor Group

212/371-5999

TRACINDA COMMENCES TENDER OFFER FOR 16% OF

TESORO CORPORATION COMMON SHARES

LOS ANGELES, CA—November 7, 2007—Tracinda Corporation today announced that it has commenced its previously announced cash tender offer at $64.00 per share for up to 21,875,000 shares, or approximately 16% of the shares outstanding, of Tesoro Corporation (NYSE: TSO) common stock. The offer is scheduled to expire at 11:59 p.m. ET on December 6, 2007, unless extended.

The offer price represents an approximately 11.9% premium over Tesoro’s closing stock price of $57.20 on October 25, 2007 (the last trading day before the announcement of the intention to make the offer) and a 36.7% premium over Tesoro’s closing stock price on October 3, 2007, the day upon which Tracinda began purchasing shares in the company. The offer price is without regard to Tesoro’s regular quarterly dividend of $.10 per share, which Tesoro declared will be payable December 17, 2007 to shareholders of record as of December 3, 2007. Accordingly, stockholders will be entitled to retain the dividend. The tender offer will not be subject to any financing contingency or any other noncustomary conditions for transactions of this type.

If the full amount of shares is purchased in the offer, Tracinda Corporation, of which Mr. Kirk Kerkorian is the sole shareholder, would beneficially own 27,375,000 shares of Tesoro common stock, or approximately 20% of the outstanding shares.

Questions regarding the offer or requests for offer materials should be directed to the information agent, D. F. King & Co., Inc., at 212-269-5550 for banks and brokerage firms or (800) 578-5378 for all others. Offering materials are being filed today with the Securities and Exchange Commission (SEC) and will be available on the SEC website at http://www.sec.gov and D. F. King’s website at http://www.dfking.com/tesoro. Tesoro’s stockholders are urged to read the offering materials, which contain important information.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal being filed today with the Securities and Exchange Commission. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Tesoro shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

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